Exhibit 99.3

Minutes No. 368

In the City of Buenos Aires, on August 13, 2018, at 11:30 a.m., César Halladjian, Eduardo Erosa, and Juan Nicholson, members of the Supervisory Committee of Central Puerto S.A. (hereinafter, the “Company”), convened to consider the only item of the meeting’s agenda: CONSIDERATION OF THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2018. ISSUANCE OF THE SUPERVISORY COMMITTEE’S REPORT. Mr. Hallajdian took the floor and stated that the Supervisory Committee must make a statement about the Statement of Financial Position, the Statement of Income, the Statement of Comprehensive Income, the Statement of Changes in Equity, the Statement of Cash flow, Notes, and Exhibits, together with any Additional Information to the Notes to the Financial Statements -Section 68, Regulation of the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) - for the period ended on June 30, 2018. After a short deliberation and having considered the clarifications and information provided by the Company’s Board of Directors, the members of the Supervisory Committee RESOLVED by unanimous decision to approve the Supervisory Committee Report, which is transcribed hereunder, and delegated its signing to Mr. Cesar Halladjian:

SUPERVISORY COMMITTEE REPORT

To the Shareholders of
CENTRAL PUERTO S.A.

Introduction

1.
Pursuant to Section 294, Subsection 5, Argentine Companies Law No. 19.550, as amended, (hereinafter, the “Argentine Companies Law”) and the Regulation of the Buenos Aires Stock Exchange for the “Authorization, Suspension, Withdrawal, and Cancellation of Securities” (the “Buenos Aires Stock Exchange Regulations on Rates”), we have examined CENTRAL PUERTO S.A. and its subsidiaries’ separated and consolidated financial statements attached hereto, which include the following: (a) the separated and consolidated statements of financial position as of June 30, 2018, (b) the separated and consolidated statements of income and the statements of comprehensive income for the six-month and three-month periods ended on June 30, 2018, the consolidated statement of changes in equity and the separated and consolidated statements of cash flow for the six-month period ended on the aforementioned date, and (c) a summary of the relevant accounting standards and other explanatory information. In addition, we examined the corresponding “Additional information to the Notes to Financial Statements –Section 12, Title III, Chapter IV, General Resolution No. 622, the Argentine securities regulator (Comisión Nacional de Valores), the submission of which is not required under the International Rules of Financial Information accepted by the Argentine Federation of Economic Sciences Professional Associations (“FACPCE”) as professional accounting standards and also incorporated by the Argentine securities regulator (Comisión Nacional de Valores) to its regulations, as approved by the International Accounting Standards Board (“IASB”). The aforementioned documents are the responsibility of the Company’s Board of Directors in performance of its exclusive duties.

Scope of the work

2.
Our work consisted of verifying the consistency between the relevant information contained in such financial statements with the information of decisions made in the company detailed in the minutes, and that those decisions are in accordance with the law and the bylaws regarding its form and content. To perform such work, we considered the independent auditors’ reports of Mr. Germán E. Cantalupi, external auditor, partner of the Firm Pistrelli, Henry Martin y Asociados S.R.L. These opinions were issued on August 13, 2018 in accordance with the International Standard of Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, issued by the International Auditing and Assurance Standards Board (“IAASB”). We have not performed any management control and, therefore, we have not evaluated any corporate criteria or decisions regarding management, financing, commercialization, and production, since these issues are under the exclusive purview of the Board of Directors. For this reason, our responsibility is limited to making a statement about such documents and it does not extend to facts, acts, omissions, or circumstances unknown to us or that cannot be determined by reviewing the information received by this Supervisory Committee in performance of its duties. We consider our work and the external auditor’s reports to be a reasonable basis to substantiate our report.

Conclusion

3.
Based on our review and on the reports dated August 13, 2018 issued by certified public accountant Germán E. Cantalupi’s made in his capacity as partner of the Company Pistrelli, Henry Martin y Asociados S.R.L. mentioned in paragraph 1, nothing came to our attention that caused us to believe that the consolidated financial statements mentioned in paragraph 1 were not prepared in all their significant aspects pursuant to the corresponding provisions of the Argentine Companies Law and of the Argentine securities regulator (Comisión Nacional de Valores) and IAS 34.

Report on other legal and regulatory requirements

4.
Pursuant to the regulations in force, we hereby inform the following:

a)
The separated and consolidated financial statements mentioned in paragraph 1 derive from the accounting books kept in form as required by the regulations in force.

b)
The separated and consolidated financial statements mentioned in paragraph 1 are recorded in the Inventory and Balance Book and comply, as regards to the scope of our work, with the provisions in the Argentine Companies Law and with the relevant provisions from the Argentine securities regulator (Comisión Nacional de Valores).

c)
We have read the “Information summary for the interim periods ended on June 30, 2018, 2017, 2016, 2015, and 2014” and the “Additional information to the Notes to consolidated Financial Statement as required under Section 12, Title III, Chapter IV, Regulations (N.T. 2013) of the Argentine securities regulator (Comisión Nacional de Valores)”. We do not have any comments to make on this information as regards the scope of our work.

d)
It is hereby put on record that all necessary provisions under Section 294, Argentine Companies Law have been complied with, in order to verify the extent to which the company’s bodies complied with the Argentine Companies Law and the Company’s Bylaws. We have no comments to make.

City of Buenos Aires,	By: Supervisory Committee
August 13, 2018	CÉSAR HALLADJIAN
Trustee

Mr. César Halladjian was unanimously appointed to sign the financial statements and the Supervisory Committee’s report. There being no further issues to consider, the meeting was adjourned at 12:00 p.m.

Eduardo Erosa	César Halladjian	Juan Nicholson

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